PMU News Release #05-13
TSX, AMEX Symbol PMU

September 7, 2005

PACIFIC RIM ANNOUNCES FISCAL 2006 FIRST QUARTERLY RESULTS

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) is pleased to announce its financial results for the first quarterly period of fiscal 2006 (“Q1 2006”) (the three months ended July 31, 2005). Complete financial statements will be included in the Company’s Fiscal 2006 First Quarter Report to be mailed to shareholders imminently. All monetary amounts are expressed in United States (“US”) dollars unless otherwise stated.

Overview

Pacific Rim is a growth-oriented, revenue generating, environmentally and socially responsible gold exploration company with operational and exploration activities in North, Central and South America. The Company utilizes cash flow from its 49% joint venture interest in the Denton-Rawhide gold mine in Nevada to advance its exploration projects, primarily the El Dorado gold project in El Salvador. Pacific Rim’s corporate goal is to become a highly profitable intermediate level gold producer. The Company’s shares trade under the symbol PMU on both The Toronto Stock Exchange (“TSX”) and the American Stock Exchange (“AMEX”).

Financial Highlights (all amounts in thousands of US dollars, except per share amounts)

	Q1 2006 (three months ended July 31, 2005)	Q1 2005 (three months ended July 31, 2004)
Revenue	$1,718	$3,440
Operating Costs	$904	$3,252
Exploration expenditures	$1,105	$1,889
Net income (loss) before unusual item	$(527)	$(1,491)
Net income (loss) for the period	$519	$(1,338)
Per share (basic and diluted)	$0.01	$(0.02)
Cash Flow (used) for operating activities	$(84)	$(536)
Net increase (decrease) in cash	$186	$347
Common shares outstanding (average)	80,991,293	80,483,994
Fully diluted shares (average)	86,485,093	85,463,094
	July 31, 2005	April 30, 2005
Cash and cash equivalents	$980	$794
Total assets	$8,916	$8,618
Total liabilities	$2,523	$3,079
Working Capital	$667	$(135)

Q1 2006 Technical and Corporate Developments

South Minita Drilling
Pacific Rim continued delineation drilling of the South Minita gold zone throughout Q1 2006 in an effort to define the geometry and extent of this important target. South Minita is located 500 meters south of the Minita gold deposit, the subject of the Company’s January 2005 positive pre-feasibility study. No new drill results were reported on during the quarter (though new drill results are currently being compiled and will be released shortly) and drilling is ongoing. Results from South Minita to date suggest that the gold zone could be comparable in width and gold grade to the Minita deposit. A resource estimate for this gold zone, previously expected to be commissioned in the Company’s second quarter of fiscal 2006 will likely be deferred until the third quarterly period as the limits of this target remain open. Management intends to commission an amended economic evaluation of the El Dorado project, based on the Minita pre-feasibility results with the addition of the South Minita resource, in the second half of fiscal 2006.

New Discoveries
In June 2005 Pacific Rim announced the staking of a number of new projects in Central and South America to protect three gold and one copper systems discovered by the Company. The Santa Rita project, located roughly 8 km north of the Company’s flagship El Dorado gold project in El Salvador, was acquired to protect a vein-hosted epithermal gold system with indications of high-grade gold on surface. The Carrera and Colina projects were staked to cover an epithermal gold system in southern Chile, and the Rosalito project in Argentina protects a partially buried porphyry copper system discovered by the Company.

Andacollo Monetization
On June 20, 2005, Pacific Rim accepted an offer from Trend Mining Company to purchase the Andacollo assets for US $5.4 million, with the settlement and execution of a definitive agreement expected, according to the original letter of intent, no later than August 20, 2005. During Q1 2006, Pacific Rim received $0.6 million in payments from Trend to secure their tenure of exclusive due diligence. On August 18, 2005, subsequent to the end of Q1 2006, the letter of intent was amended to provide Trend with a further 30 days of exclusive due diligence (extending the closing date to no later than September 19, 2005) for which Trend paid Pacific Rim $0.3 million.

Results of Operations

For the three month period ended July 31, 2005, Pacific Rim recorded net income of $0.5 million or $0.01 per share, compared to a loss of $1.3 million or $0.02 per share for the three month period ended July 31, 2004. This improvement in income, despite lower sales revenues, is due to substantially decreased mine operating costs at the Company’s Denton-Rawhide residual leach gold operation, lower El Dorado project expenditures and the recovery of investment in the Andacollo mine. The Company recovered $1.0 million from the Andacollo mine in Q1 2006 ($0.6 million in payments related to the sale of the Andacollo mine and $0.4 million in Andacollo creditor repayments) compared to $0.2 million during Q1 2005. This recovery, combined with $0.8 million in mine operating income, offset expenses totaling $1.3 million for the first quarter of fiscal 2006, resulting in the net income of $0.5 million for Q1 2006.

Revenue
Revenue, consisting entirely of the sale of gold from the Denton-Rawhide mine, was $1.7 million in Q1 2006, compared to $3.4 million in Q1 2005. Revenue for the first quarter of fiscal 2006 was lower than the same period of fiscal 2005, despite improvements in the realized gold price ($441 per ounce for Q1 2006 compared to $394 per ounce for Q1 2005), due to a decrease in precious metal production quarter over quarter.

Mine operating expenses were $0.9 million in Q1 2006 compared to $3.7 million in the same period a year earlier. This sharp decrease is a result of a decrease in direct mine operating costs ($0.9 million for Q1 2006 compared to $3.3 million for Q1 2005) resulting from lower processing and administration costs and lower heap leach inventory drawdown costs, as well as lower depreciation, depletion and amortization costs as Denton-Rawhide nears the end of its projected life and the value of its property, plant and equipment diminishes. As a result, there was a $0.8 million mine operating income in Q1 2006 compared to a loss of $0.3 million in Q1 2005.

Expenses
Net non-operating expenses increased marginally during Q1 2006 to $1.3 million from $1.2 million during Q1 2005. Exploration expenditures of $1.9 million in Q1 2005 included those related to the Minita pre-feasibility study that was underway at the time. During Q1 2006, with the pre-feasibility study completed, exploration expenditures were reduced substantially to $1.1 million. Q1 2005 expenses, however, were offset by a $0.9 million gain on the sale of property, plant and equipment, for which there is no comparable item for Q1 2006, leading to the marginal increase in net non-operating expenses of $0.1 million quarter over quarter.

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Liquidity and Capital Resources

Cash
During Q1 2006 Pacific Rim’s cash and cash equivalents increased by $0.2 million, from $0.8 million at April 30, 2005 to $1.0 million at July 31, 2005. This reflects net cash flow totaling $1.8 million ($0.5 million from Denton-Rawhide operations, $0.6 million in fees related to the sale of the Andacollo mine, $0.4 million in Andacollo creditor repayments and $0.3 million from the exercise of employee stock options), offset by cash outlays totaling $1.6 million ($1.1 million in direct exploration expenditures, $0.2 million in direct general and administrative expenses and a $0.3 million reduction in non-mining accounts payable).

Working Capital
Pacific Rim’s cash, cash equivalents and bullion (in the Company’s view, bullion is closely equivalent to cash, being immediately available to cover short-term cash requirements) increased from $0.8 million at April 30, 2005 to $1.2 million at July 31, 2005. This increase comprises a $0.2 million increase in cash and cash equivalents and a $0.2 million increase in bullion in process. Inventories, comprised mainly of gold in process production costs, were reduced to $0.2 million at July 31, 2005 from $0.3 million at April 30, 2005. As a result, the book value of Pacific Rim’s total assets was $8.9 million at July 31, 2005, compared to $8.6 million at April 30, 2004.

At July 31, 2005, Pacific Rim had current liabilities of $0.8 million compared to $1.3 million at year-end 2005. July 31, 2005 current liabilities include $0.7 million in accounts payable, compared to $1.2 million at April 30, 2005. Currently, Pacific Rim has no short- or long-term debt other than minor accounts payable.

The $0.3 million increase in current assets ($0.4 million increase in cash, cash equivalents and bullion less $0.1 million reduction in inventories) combined with a $0.5 million decrease in accounts payable and accrued liabilities during the quarter, contributed to a $0.8 million increase in working capital at the end of the quarter ($0.7 million at July 31, 2005 compared to $(0.1) million at April 30, 2005).

Pacific Rim anticipates having sufficient cash flow during the first half of fiscal 2006 from continued gold production at Denton-Rawhide and from the sale of the Andacollo mine to continue its planned exploration programs if there are no significant capital outlays beyond its ongoing drilling program. Additional financing will be required during the remainder of fiscal 2006 if the Company decides to, among other things, commence development activities at El Dorado, including construction of an access / haulage ramp.

Pacific Rim, as a creditor of CMD, was repaid $0.4 million during Q1 2006 and received a further $0.6 million in proceeds from the pending sale of the Andacollo mine. This compares to a $0.2 million repayment during Q1 2005. The $0.4 million CMD creditor repayment received in Q1 2006, representing the amount owing to Pacific Rim under the creditors plan, was the result of the conclusion of the plan and no further payments are owing to the Company.

Production

Pacific Rim is 49% owner of the Denton-Rawhide gold mine, located near Fallon, Nevada. Kennecott, a subsidiary of Rio Tinto Plc, is 51% owner and operator of the mine. Denton-Rawhide is a residual heap leach operation that ceased active mining in October 2002. Crushing and stacking of a low-grade ore stockpile continued until May 2003 at which time the operation commenced the residual leach and reclamation phase.

Pacific Rim’s share of production from the Denton-Rawhide operation during the first quarter of fiscal 2006 was 4,266 ounces of gold and 41,207 ounces of silver at a total cash production cost of $171 per ounce of gold produced (net of silver credits). A portion of this production includes non-cash heap leach inventory drawdown costs. Actual cash expended per ounce of gold produced in Q1 2006 was $155 per ounce (net of silver credits). During the first quarter of fiscal 2005 Pacific Rim’s share of production was 5,788 ounces of gold and 55,011 ounces of

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silver at total cash production costs of $478 per gold equivalent ounce (actual cash cost of $222 per gold equivalent ounce). The gold price closed at $427.90 per ounce on May 3, 2005 (the first trading day in Q1 2006) and $429.00 per ounce on July 29, 2005 (the last trading day in Q1 2006), and traded within a price range of $414.45 to $442.95 within the three-month period of May 1 to July 31, 2005.

Production from Denton-Rawhide during the first quarter of fiscal 2006 was approximately 26% lower than in the same period of fiscal 2005. This decline in production represents the natural slowdown in recovery that occurs in the residual leach phase of a heap leach operation. Production was further affected by the temporary closure of sections of the heap leach pile as the mine operators began re-contouring the pile, which is expected, when finalized, to result in a short-term improvement in production. Production is anticipated to continue through the coming fiscal year, although recoveries are expected to decline further as the residual leaching process continues. For the purposes of internal budgeting, the Company’s projections for Denton-Rawhide production look forward no more than 6 months at a time.

Outlook

Pacific Rim anticipates continued gold production from the Denton-Rawhide mine through the remainder of fiscal 2006 and beyond, with a continued decrease in production rates as the operation progresses through the residual leaching phase. The Company anticipates supplementing its cash flow with proceeds from the sale of its Andacollo project, which are expected to total $2.1 million during the remainder of the fiscal year.

Available funds will continue to be spent primarily on the El Dorado gold project in El Salvador. The Company expects to conclude definition drilling of the South Minita gold zone in the third quarter of fiscal 2006 (the three month period ending January 31, 2006), at which time it expects to commission a resource estimate for South Minita. Based on the results of the South Minita resource estimate, a scoping study-level economic analysis may be undertaken, tying into the existing Minita pre-feasibility study to provide an overall economic assessment of the Minita and South Minita deposits. A final decision regarding the commencement of construction of an access / haulage ramp on the El Dorado property will be made once the Company is able to evaluate the detailed economics outlined in the combined study and will further depend on obtaining the required mining and environmental permits and sufficient financing to proceed. If and when the Company decides to commence development activities at El Dorado, additional financing will be required. During the remainder of fiscal 2006 Pacific Rim intends to continue its on-going exploration drill program at El Dorado in the search for additional gold resources, as well as conduct early stage exploration work on its newly acquired gold projects in Central and South America.

National Instrument 43-101 Disclosure

Mr. William Gehlen supervises Pacific Rim’s exploration work on the El Dorado project. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101.

Mr. David Ernst, Chief Geologist, supervises Pacific Rim’s project generation initiatives. Mr. Ernst is geologist licensed by the State of Washington, an employee of Pacific Rim Mining Corp. and a Qualified Person as defined in National Instrument 43-101.

Pacific Rim’s drill sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange.

The Minita pre-feasibility study is supported by a technical report prepared for Pacific Rim Mining Corp. by SRK Consulting (US) Inc. of Denver Colorado, entitled “Pre-Feasibility Study, El Dorado Project, El Salvador”, dated January 21, 2005 and publicly available on SEDAR (www.sedar.com). The primary author of the report is Mr. William F. Tanaka, a Qualified Person independent of Pacific Rim, as defined in NI 43-101. Mr. Tanaka is a

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
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member of the Society of Mining Engineers (SME) and the Australasian Institute of Mining and Metallurgy (mAUSIMM).

On behalf of the board of directors,	For further information call Toll Free: 1-888-775-7097 or (604) 689-1976, or visit www.pacrim-mining.com

“Thomas C. Shrake”

Thomas C. Shrake
CEO

This document contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 concerning the Company’s plans for its properties, operations and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

  risks related to gold price and other commodity price fluctuations;
  risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
  risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;
  results of initial feasibility, prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations;
  mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production;
  the potential for delays in exploration or development activities or the completion of feasibility studies;
  the uncertainty of profitability based upon the Company’s history of losses;
  risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;
  risks related to environmental regulation and liability;
  risks related to hedging activities;
  political and regulatory risks associated with mining and exploration; and
  other risks and uncertainties related to the Company’s prospects, properties and business strategy.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

The TSX and The AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com